UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2007

RadView Software Ltd.

(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel

 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):☐.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, AND REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-114308) TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release: Radview Software enters into an agreement for $2,000,000 private placement; Dated March 29, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

	By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance
Dated: March 29, 2007

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RADVIEW SOFTWARE ENTERS INTO AN AGREEMENT FOR $2,000,000 PRIVATE PLACEMENT

San Ramon CA — March 29, 2007 — RadView Software Ltd. (OTCBB: RDVWF), a premier provider of solutions for verifying the performance, scalability and reliability of business critical Internet applications, announced today that it had entered into a definitive agreement for the sale of 32,907,014 of its ordinary shares in a private offering to institutional and accredited investors in Israel led by Meitav Underwriting Ltd for gross proceeds of approximately $2,000,000.  The investors will receive units each consisting of 10 ordinary shares and 7 warrants, at a purchase price of $0.60 per unit. The warrants to purchase up to 23,034,910 ordinary shares are exercisable each into one ordinary share at $0.06 per share.  The warrants are exercisable for five years from the closing date of the private placement. The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act. RadView agreed to use its best efforts to register all the private placement related shares (both those purchased and those issuable upon exercise of the warrants) for resale under the Act.  The Company intends to use the net proceeds of the financing for working capital.

“The completion of this financing will help to restore confidence in RadView’s financial position and marks a significant turning point for the Company,” said Jaron Lotan, Chairman of the Board of RadView. “With the support of an active investor group, we look to explore new and exciting directions for the Company.”

Yuval Cohen, Managing Partner of Fortissimo Capital Fund, commented, “ We believe that the performance testing market is ready for a fresh perspective and with RadView’s proven technology and solid customer base, we hope to bring exciting new offerings and solutions to the market in innovative ways.”

About RadView

RadView™ Software Ltd. (OTCBB: RDVWF) is a leading provider of solutions for verifying the performance, scalability and reliability of business-critical Internet applications.  Deployed at over 1,600 customers worldwide from major industries such as financial services, retail, manufacturing, education and technology, RadView’s award-winning products enable customers to reduce costs while improving the quality of their Internet applications throughout the development lifecycle.  For more information visit www.radview.com or call 1-888-RADVIEW.

Statements concerning RadView’s business outlook or future performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our limited operating history and history of losses; need for additional financing; market acceptance of our products; ability to develop new products and enhance existing products; impact of significant competition; and other factors detailed in RadView’s filings with the Securities and Exchange Commission. RadView assumes no obligation to update the information in this release. RadView, WebLOAD, WebRM, WebLOAD Analyzer and WebFT are trademarks of RadView Software Ltd. Other names may be trademarks of their respective owners

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